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April 23, 2024
Dear Sir/Madam
Re: Notice of Change of Auditors of Organigram Holdings Inc.
We have read the Notice of Organigram Holdings Inc. dated April 23, 2024 and are in agreement with the statements contained in such Notice.

Yours very truly,
Chartered Professional Accountants, Licensed Public Accountants